1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

The Results of SPIL’s First Extraordinary Shareholders’ Meeting of 2015

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: 2015/10/15

2015/10/15 Taichung - Siliconware Precision Industries Co., Ltd. (TWSE: 2325, NASDAQ: SPIL) (the “Company”) today held its First Extraordinary Shareholders’ Meeting of 2015 to discuss the proposed amendment of certain articles of the Company’s “Article of Incorporation” and certain provisions of the Company’s “Handling Procedures for the Acquisition and Disposal of Assets.”

According to the voting results, the votes in favor of the aforementioned two proposals are far more than the votes against such proposals. However, a high number of abstained votes resulted in the two proposals marginally failed to pass. Looking at the main reasons of such a result, it is really due to the attempt by Advanced Semiconductor Engineering, Inc. (“ASE”) to enjoin the Company from convening its legitimately called Extraordinary Shareholders’ Meeting, causing the spread of misleading information in the market, that led to such a result.

Since ASE initiated its tender offer on August 21, 2015 for the Company’s shares, ASE has repeatedly claimed that the tender offer is a pure financial investment and that it had no plans to intervene in the Company’s operations. Yet even before ASE has legally become a shareholder of the Company, it had made several public statements against the proposals before the Company’s Extraordinary Shareholders’ Meeting and has even petitioned for an injunction against the Company. These actions already constitute intervention with the Company’s operations and severely affect the Company’s stable development as well as the interest of all shareholders.

Although the Company deeply regrets today’s results, the Company fully respects the decision of the shareholders. In the meantime, the Company reiterates that the direction towards seeking strategic alliance remains unchanged, and, under the principles of legitimacy, the Company will continue to look to all types of cooperation opportunities to pursue the greatest interests of all shareholders. Last, the Company sincerely urges ASE to examine again the purpose as disclosed in its tender offer prospectus and to cease all actions intervening in the Company’s business operations and all actions affecting the interests of all of the Company’s shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 15, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer